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16013169

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SEC Mail Processing Section

FEB 29 2016

Washington DC 416

FORM X-17A-5
PART III

SEC FILE NUMBER
8-46816

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICBC Standard Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue, 28th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albertus Maartens 212-407-5022
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rayfield & Licata, PC
(Name – *if individual, state last, first, middle name*)

354 Eisenhower Parkway	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AFFIRMATION

I, Albertus Maartens, affirm that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICBC Standard Securities Inc., as of December 31, 2015, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/25/2016
Date

President
Title

Notary Public

ROBERTA G. ROSENBLATT
Notary Public, State of New York
No. 01RO6128557
Qualified in New York County
Commission Expires June 13, 2017

This report ** contains (check all applicable boxes):

(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
( )	(c)	Statement of Operations.
( )	(d)	Statement of Cash Flows.
( )	(e)	Statement of Changes in Stockholder's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( )	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(j)	A Reconciliation, Including Appropriate Explanations of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
( )	(o)	Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICBC Standard Securities Inc.

A wholly owned subsidiary of ICBC Standard NY Holdings Inc.

Audited Statement of Financial Condition

December 31, 2015

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a Public Document

Rayfield & Licata
Certified Public Accountants

JOSEPH A. LICATA Sr.
ROBERT R. ROSS*
JOSEPH A. LICATA
CHRISTOPHER D. LICATA
EDWARD J. LINDER*

* CPA - NJ, NY

Board of Directors and Stockholder
ICBC Standard Securities Inc.

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of ICBC Standard Securities Inc. as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of ICBC Standard Securities Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ICBC Standard Securities Inc. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Rayfield & Licata

February 25, 2016
Livingston, New Jersey

354 Eisenhower Parkway • Livingston, New Jersey 07039 • (973) 740-0200 • Fax (973) 740-1084

New York, New York • (212) 682-2552 / Jersey City, New Jersey • (201) 938-1610

Website www.rayfield-licata.com

ICBC STANDARD SECURITIES INC.

(a wholly owned subsidiary of ICBC Standard NY Holdings Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS				
ASSETS				
Cash	$	10,923,474		
Due from affiliates		718,079		
Deferred income taxes		972,080		
Other assets		39,257		
Total assets			$	12,652,890

LIABILITIES AND STOCKHOLDER'S EQUITY				
LIABILITIES				
Due to affiliate	$	220,486		
Accrued compensation and benefits		982,021		
Accrued expenses and other liabilities		159,042		
Total liabilities			$	1,361,549
STOCKHOLDER'S EQUITY				
Common stock ($1 par value)				
5,000 shares authorized				
3,000 shares outstanding		3,000		
Paid in capital		6,148,184		
Retained earnings		5,140,157		
Total stockholder's equity				11,291,341
Total liabilities and stockholder's equity			$	12,652,890

See Notes to financial statement

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization

The Company provides securities transactions chaperoning services on an agency basis to its non-U.S. affiliates, primarily ICBC Standard Bank Plc, in accordance with the exemptive provisions of Rule 15a-6 under the Securities Exchange Act of 1934. In that regard, the Company chaperones transactions in non-U.S. securities involving U.S. institutional investors that are executed, cleared and settled predominately in non-U.S. markets. Securities transactions effected by its non-U.S. affiliates with or on behalf of U.S. institutional investors and intermediated by the Company may include: (i) non-U.S. equity and debt securities and; (ii) non U.S. private primary market offerings of debt and equity securities provided such activity is otherwise permissible. In addition, the Company's representatives may also review, and distribute independent third party research reports to U.S. institutional investors that have been prepared by non-U.S. affiliates. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority.

The Company does not hold or owe funds or securities for customers and does not carry accounts of customers. Accordingly, the Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(2)(i).

On February 1, 2015, a Sale and Purchase Agreement between Standard Bank London Holdings Limited and Industrial and Commercial Bank of China Limited (ICBC) was finalized. As a result of this agreement, ICBC acquired a sixty percent ownership interest in Standard Bank Plc (currently named ICBC Standard Bank Plc) which is the sole shareholder of the Company's Parent. The completion of this matter did not result in any significant changes to the Company's operations. However, in connection therewith, the name of the Company was changed from Standard New York Securities, Inc. to ICBC Standard Securities Inc.

The Company is a wholly owned subsidiary of ICBC Standard NY Holdings Inc. and an affiliate of ICBC Standard Resources (America) Inc. through common ownership, management and administrative staff. ICBC Standard NY Holdings Inc. is a wholly owned subsidiary of ICBC Standard Bank Plc which, effective February 1, 2015, is owned sixty percent by Industrial and Commercial Bank of China Limited (ICBC) and forty percent by Standard Bank London Holdings Limited. Standard Bank London Holdings Limited is a wholly owned subsidiary of Standard Bank Group Limited.

B. Securities Transactions

For the year ended December 31, 2015, all of the Company's activities consisted of serving in an agency capacity and chaperoning securities transactions for non-U.S. affiliates pursuant to Rule 15a-6 under the Securities Exchange Act of 1934.

C. Share-Based Compensation Plans

The Company accounts for share-based compensation plans of affiliates covering certain of its employees using the fair value based method. The fair value for equity-settled plans is determined on the grant date and related compensation cost is recognized over the relevant vesting period with a corresponding credit to equity. At each reporting date, the estimate of the number of equity-settled options expected to vest is reassessed and adjusted against income and equity over the remaining vesting period. Cash-settled plans are accounted for as liabilities at fair value until settled. The liability is recognized over the vesting period and is revalued at each reporting date and on settlement. Any change in the liability is recognized in the statement of operations. For shadow share options, the portion of the liability funded by an affiliated entity was credited to equity.

D. Income Taxes

The Company is included in the consolidated Federal income tax returns filed by its Parent with an affiliate, ICBC Standard Resources (America) Inc. In addition, the Company is included in the combined state and local income tax returns filed by an affiliate, ICBC New York Branch. Under the groups' tax sharing policies, income taxes are allocated to the Company on a separate return basis. Any income taxes due for the consolidated or combined groups are remitted by affiliates to the taxing authorities on behalf of the consolidated or combined entities. The Company reimburses or is reimbursed by the affiliates for its allocated portion of income taxes.

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

The Company calculates its current and deferred income tax provision based upon estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

The amount of income taxes a Company pays is subject to ongoing audits by federal and state taxing authorities. The Company's estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant risks, facts and circumstances existing at that

time, pursuant to accounting principles. At December 31, 2015, the Company did not record any liabilities for uncertain tax positions.

E. Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates.

NOTE 2: RELATED PARTY TRANSACTIONS

The Company has an agreement with ICBC Standard Bank Plc which, among other terms and conditions, provides the methodologies by which the Company is allocated revenues for performing securities transaction chaperoning services for affiliates pursuant to SEC Rule 15a-6 of the Securities Exchange Act of 1934.

Standard International Holdings S.A. (SIH), an affiliated entity, had a cash-settled shadow share options based compensation plan which it closed in November 2012. The statement of financial condition includes an accrued compensation liability of approximately $95,000 related to final settlement of Plan balances. Paid in capital includes approximately $120,000 relating to SIH's capital contribution to fund the plan.

A limited number of employees were granted share options under an equity-settled share-based compensation plan of the Standard Bank Group called the Group Share Incentive Plan. This plan provides rights to employees to acquire ordinary shares of the Standard Bank Group (SBG) at the value of the SBG share price at the date the option is granted. These share options expire ten years after their grant date and become fully vested after a five year term. Paid in capital includes approximately $31,000 related to this plan.

The Standard Bank Group also has a cash-settled share-based compensation plan called the Standard Bank Group Quanto Stock Unit Plan. As a member entity of the Group, this plan covers certain employees of the Company. The plan awards employees stock units denominated in U.S. dollars, the value of which is based upon the Standard Bank Group shares listed on the Johannesburg Stock Exchange. The awards vest one-third per year with all awards becoming fully vested at the end of a three year period. The exercise and settlement of these awards generally occurs automatically during three scheduled dates beginning eighteen months after the award date and ending on the fourth anniversary of the award date. For awards granted prior to 2012, the plan also includes a discretionary option for an additional amount (kicker payment) to be paid subject to the terms specified in the agreement. The statement of financial

condition includes an accrued compensation liability of approximately $838,000 related to this plan. The Company paid approximately $1,234,000 to settle Quanto stock units during 2015.

The following table summarizes activity under these share-based compensation plans

	SBG Share Options	Quanto Stock Units
Outstanding at January 1, 2015	-	13,879
Awarded/Issued		4,011
Leavers/Lapses and Transfers		(596)
Exercised		(7,537)
Outstanding at December 31, 2015	-	9,757

The following table summarizes details related to unexercised Quanto Stock Units

Award Date	Expiration Date	Grant Price on Award Date	Units Outstanding at December 31, 2015
March 2012	March 2016	$ 108.90	1,964
March 2013	September 2016	$ 115.51	1,377
March 2014	September 2017	$ 126.87	3,074
March 2015	September 2018	$ 156.96	3,342
			9,757

As of December 31, 2015, approximately $265,000 of compensation cost related to the unvested Quanto Stock units has not been recognized. Such costs will be recorded over the remaining vesting period as follows

Year ending December 31, 2016	$ 198,000
Year ending December 31, 2017	60,000
Year ending December 31, 2018	7,000
	$ 265,000

Due from affiliates of $718,079 as of December 31, 2015 consists of $493,020 due from ICBC Standard Bank Plc and $225,059 due from other affiliates.

In the normal course of business, the Company and ICBC Standard Resources (America) Inc., an affiliated entity, pay certain expenses on behalf of each other. The Company and the affiliate reimburse each other for these payments. In addition, the Company has an expense sharing agreement with this affiliate which establishes the basis by which ICBC Standard Resources (America) Inc. charges the Company for use of its facilities and other goods and services. At December 31, 2015, the due to affiliate balance of $220,486 is payable to ICBC Standard Resources (America) Inc. related to these matters.

NOTE 3: EMPLOYEE SAVINGS PLAN

The Company's parent sponsors an employee savings plan for the Company under section 401(k) of the Internal Revenue Code. The plan covers all employees. The Company made contributions of approximately $251,000 to the plan in 2015.

NOTE 4: INCOME TAXES

The tax effects of temporary differences that gave rise to the deferred income taxes asset are as follows

Accrued compensation	$	564,175
Net operating loss carryovers		407,905
Total deferred income tax asset	$	972,080

The Company is included in the consolidated Federal tax returns filed by its Parent and combined state and local tax returns filed by an affiliate. These consolidated and combined tax returns are subject to tax examinations from U.S. Federal, state and local taxing authorities for the years 2012 through 2015.

During 2015, the Federal taxing authorities commenced an audit of the Parent's consolidated Federal income tax returns for the year ended December 31, 2012. Management does not believe that the resolution of the income tax examination will have a material adverse effect on the financial position of the Company.

The Company has a net operating loss carryforward available to offset future Federal taxable income of approximately $1,122,000 which expires in the year ending December 31, 2035. In addition, the Company has net operating loss carryforwards available to offset future state and

local taxable income of approximately $331,000 which expire in the year ending December 31, 2035.

NOTE 5: CREDIT RISK

The Company maintains its cash balances in a checking account with a financial institution in excess of the FDIC insured limits. The Company does not anticipate nonperformance by the financial institution.

NOTE 6: CONTINGENCIES

Legal and Regulatory Matters

The Company is a registered broker-dealer and, as such, is subject to the continual oversight by those who regulate the broker-dealer industry, including the SEC and FINRA. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with the rules and regulations promulgated by the examining authorities. In the event of noncompliance, the Company may be subject to disciplinary action, including penalties and fines. Management is not aware of any asserted violations that could result in material exposure to the Company.

Claims and lawsuits may be instituted or asserted against the Company arising in the ordinary course of business. Based on information currently available, it is management's opinion that the ultimate outcome of any claims or litigation will not have a material adverse effect on the Company's overall financial condition. However, resolution of certain claims and lawsuits by settlement or otherwise could impact the operating results of the reporting period in which resolution occurs.

NOTE 7: REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. This rule requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. In addition, the rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $9,561,925 which was $9,311,925 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .14 to 1 at December 31, 2015.

NOTE 8: SUBSEQUENT EVENTS

The Company has performed a review of subsequent events through February 25, 2016 the date the statement of financial condition was available to be issued.